NO ACT

PE
1-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024832

Received SEC

FEB 11 2008

Washington, DC 20549

February 11, 2008

Roland T. Kelly
Assistant Secretary
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2008

Re: Jefferies Group, Inc.
Incoming letter dated January 22, 2008

Dear Mr. Kelly:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal submitted to Jefferies Group by the College Retirement Equities Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Hye-Won Choi
Vice President,
Associate General Counsel
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Jefferies

Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022
tel 212.284.2300
fax 212.284.2280
www.jefferies.com

January 22, 2008

By electronic mail (cfletters@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the College Retirement Equities Fund

Ladies and Gentlemen:

Jefferies Group, Inc., a Delaware corporation (***"Jefferies Group"*** or the ***"Company"***), hereby requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on certain provisions of rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the College Retirement Equities Fund (the ***"Proponent"***) from the Company's proxy materials for its 2008 Annual Meeting of Stockholders (the ***"2008 Annual Meeting"***). The Proponent's letter setting forth the Proposal and Supporting Statement is attached hereto as Exhibit A.

Pursuant to rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibit. A copy of this letter, together with the related exhibit, is being delivered to John Wilcox and Hye-Won Choi, representatives of the Proponent, to inform them of the Company's intention to omit the Proposal from its proxy materials.

The 2008 Annual Meeting of the Jefferies Group is scheduled to be held on May 19, 2008. The Company intends to file its definitive proxy materials with the Commission on or about April 15, 2008 and to commence mailing to its stockholders on or about such date.

I. Summary of the Proposal

The Proposal recommends that the "board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis" (***"CD&A"***).

The Supporting Statement notes the recent amendments to the Commission's rules governing the disclosure of executive compensation and states that these changes "should enable shareholders to make an informed judgment about the appropriateness of the company's compensation program." The Supporting Statement also asserts that an advisory vote is an effective way for shareholders to advise the Company's Board of Directors (the ***"Board"***) and management on "whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders." Finally, the Supporting Statement concludes that an advisory vote would "inform management and the board of shareholder views without involving shareholders in compensation decisions."

II. Bases for Excluding the Proposal

The Company believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting in reliance rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules, including rule 14a-9, for the following reasons:

- the Proposal is so inherently vague and indefinite that neither the shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions the Proposal requires and is, therefore, materially false and misleading; and

- the inclusion of the Proposal would require the Company to include information in its proxy materials that is materially false and misleading.

A. The Proposal may be omitted in reliance on rule 14a-8(i)(3) because it is so inherently vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it, would be able to determine with any reasonable certainty exactly what actions are required.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false and misleading statements in the proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"), reliance on rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also* Philadelphia Electric Company (Jul. 30, 1992). Furthermore, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See* Fuqua Industries, Inc. (March 12, 1991).

The Proposal seeks to have the Board implement a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting that calls for an advisory vote of shareholders to ratify and approve the Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's CD&A. Further, the Proposal would require that this advisory vote proposal be submitted by and supported by Company management each year.

For the reasons set forth below, both individually and collectively, we believe that the language and intent of the Proposal and the Supporting Statement are so inherently vague or indefinite that neither the shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty the actions required by the Proposal.

1. The Proposal is unclear regarding who should act -- "Management" or the Board of Directors.

The Proposal urges the "board of directors" to adopt a policy regarding advisory vote proposals to be submitted by and supported by "Company management" to ratify and approve the "board Compensation Committee Report" and the disclosure set forth the "Company's Compensation Discussion and Analysis." The Supporting Statement also references the usefulness of an advisory vote in advising the "company's board and management" of shareholder views. The Proposal and the Supporting Statement clearly refer to the Board and Company's "management" separately; however, throughout the Proposal and Supporting Statement, there is a complete failure to clarify the distinction or impact between actions taken by the Company's Board of Directors and those taken by the Company's "management."

Consistent with state law[1] and the Commission's proxy rules, the Board solicits proxy authority to vote the shares of the Company's shareholders at the annual meeting. The Board's solicitation of this proxy authority relates to the matters to be voted on at the annual meeting. Further, the solicitation is required to, and does, make clear that the proxy authority is being solicited by the Board.[2] As such, the Board -- not the Company's "management" -- determines those matters that will be presented to shareholders at an annual meeting, determines those matters that will be presented in the Company's proxy statement, and, consistent with its fiduciary duties, uses its judgment in recommending whether shareholders should support or oppose the matters presented.

---

1 §141(a) of the Delaware General Corporation Law states:

"The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation."

2 Commission Rule 14a-4(a) states, in part, that the "form of proxy (1) shall indicate in bold-face type whether or not the proxy is solicited on behalf of the registrant's board of directors or...on whose behalf the solicitation is made..." In compliance with this requirement, the Schedule 14A Proxy Statement of Jefferies Group for the 2007 Annual Meeting of Shareholders includes the following language: "The Board of Directors of Jefferies Group, Inc. requests that each shareholder provide a proxy for use at our Annual Meeting of Shareholders."

Given the unique authority of the Board under state law, combined with the clear statements in the Proposal and the Supporting Statement that the Board and "management" are separate, the Proposal's requirement that all future advisory vote proposals be "submitted by and supported by Company management" creates a fundamental lack of certainty as to how the Proposal should be implemented. Neither shareholders in voting on this Proposal, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty the actions sought by the Proposal. Put simply, for the Proposal to have the effect of having an advisory vote proposal included in the Company's proxy materials that is "supported," the Proposal would have to be implemented in a manner that is inconsistent with its plain language, as only the Board is authorized to determine to include and support such a proposal in the Company's proxy statement, but the language of the Proposal would require that determination to be made by Company "management."[3]

We note that the Staff previously has been unable to concur that somewhat similar advisory vote proposals could be excluded pursuant to rule 14a-8(i)(3). *See, e.g.,* Jones Apparel Group, Inc. (Mar. 28, 2007) (proposal urging the board of directors to adopt a policy that shareholders be given the opportunity at each future annual meeting of shareholders to vote on an advisory resolution, "to be proposed by Company's management," to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and narrative disclosure of material factors necessary to an understanding of such disclosure), Affiliated Computer Services (Mar. 27, 2007) (same), Blockbuster, Inc. (Mar. 12, 2007) (same), Verizon Communications (Feb. 19, 2007) (same), Northrop Grumman (Feb. 14, 2007) (same), *and* Clear Channel Communications (Feb. 7, 2007) (same).

However, none of the proposals in the Staff no-action letters in the Jones Apparel line of precedent included the "and supported by Company management" language in the current Proposal. Further, none of the companies in that line of precedent indicated their intent to omit the proposal because the requirement for the advisory vote proposals "to be proposed by Company management" was vague and indefinite. Similar to the Proposal here, in the proposals in that line of precedent it is unclear how the "board" could adopt a policy requiring the inclusion of a "management" proposal in the proxy statement for annual meetings; however, the Proposal contains additional language that would require the advisory vote proposal to be "supported by Company management." This additional language in the Proposal exacerbates the confusion as to how the "board" could adopt a policy requiring the inclusion of a proposal that is submitted and supported by "management" and causes the Proposal to be so vague and indefinite as to be excludable under rule 14a-8(i)(3).

In the current Proposal and Supporting Statement, the meaning of the requirement that future proxy statements contain an advisory vote proposal "supported by Company management" is fundamentally unclear. A reasonable shareholder could understand this language to mean that the advisory vote proposal would be "supported" in the proxy statement. However, as discussed above, it is the Board -- not Company management -- that solicits proxy authority and indicates its recommendation regarding the vote on each matter in the proxy

3 As noted previously, the Proposal would require that the Company's future proxy materials "contain a proposal, submitted and supported by Company management."

materials. Further, the directors must exercise their judgment in a manner consistent with their fiduciary duties when making those determinations. As such, whether a proposal is "supported by Company management" would not be determinative of whether an advisory vote proposal would be "supported" by the Board in the proxy statement. In other words, the language of the Proposal and Supporting Statement distinguishes between "management" and the "board" and creates a fundamental uncertainty as to how the Proposal is to be implemented by: (a) failing to address that it is the Board, not management, that presents matters for shareholder vote and makes a recommendation regarding that vote; and (b) requiring that it must be "management" that supports the advisory vote proposals.

In a letter to Bank Mutual Corporation (Jan. 11, 2005), the Staff expressed the view that a proposal proposing that that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" could be omitted in reliance on rule 14a-8(i)(3). In its letter to the Commission, Bank Mutual expressed its view that it was "[u]nclear whether the Proponent intends to submit a proposal that requires all directors retire after attaining the age of 72, or merely that a retirement age be set upon a director attaining age 72." In other words, the intent of the proposal would probably be understood as requiring each director to retire upon reaching 72 years of age; however, the plain language of the proposal could be understood as requiring a retirement age be set upon a director attaining 72 years of age. These two interpretations are substantively different, as one would set the retirement age at 72 years and the other would set an age when the retirement age would be decided.

As in Bank Mutual Corporation, fundamentally inconsistent interpretations can be made of this Proposal:

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be Company "management" that will submit and support the future advisory vote resolutions -- with this view based on a reading of the plain language of the Proposal, which calls for "management" submission and support of future advisory vote proposals; or

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be the Company Board that will submit and support the future advisory vote resolutions -- with this view based the shareholder's understanding that the Proposal will have its desired effect only if it calls for the Board to include the advisory vote proposals in the Company's proxy materials and support a shareholder vote in favor of such proposal.

For these reasons, the Company believes that the Proposal and Supporting Statement may be omitted from the Company's proxy materials in reliance on rule 14a-8 because the Proposal is fundamentally flawed and creates such significant uncertainty as to the action it would require to be taken. In fact, the actions taken by the Company to implement the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal. Therefore, the Company believes that the Proposal is so inherently vague and indefinite that it may be omitted in reliance on rule 14a-8(i)(3).

2. The Proposal is unclear as to what the shareholder advisory vote should address.

The proposals in Jones Apparel Group, Inc. (Mar. 28, 2007), Affiliated Computer Services (Mar. 27, 2007), Blockbuster, Inc. (Mar. 12, 2007), Verizon Communications (Feb. 19, 2007), Northrop Grumman (Feb. 14, 2007), and Clear Channel Communications (Feb. 7, 2007) sought an advisory vote on the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and narrative disclosure of material factors necessary to an understanding of that table. As such, these proposals sought a vote targeting the amount of compensation disclosed in the Summary Compensation Tables for these companies and their named executive officers.

In 2006 and 2007, the Staff agreed with the view of a number of companies that they could rely on under rule 14a-8(i)(3) to omit proposals seeking the board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement. *See* Entergy Corporation (Feb. 14, 2007), Safeway Inc. (Feb. 14, 2007), Energy East Corp. (Feb. 12, 2007), *and* The Bear Stearns Companies Inc. (Jan. 30, 2007). These proposals were submitted to the companies after the date on which the Commission revised the disclosure requirements on executive compensation, effectively removing all disclosure on executive pay and policies out of the "Compensation Committee Report" into CD&A. In it response to Sara Lee Corp. (Sept. 11, 2006), the Staff noted that:

> "[T]he Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers' (as required previously under Item 402(k)(1) of Regulation S-K)... [Therefore,] the proposal's stated intent to 'allow stockholders to express their opinion about senior executive compensation practices' would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8(i)(3)."[4]

[4] Although the Staff permitted the proponent in Sara Lee the opportunity to revise a proposal submitted prior to the date on which the Commission revised the disclosure requirement, it did not provide similar relief to the proponents that submitted such proposals after adoption of the disclosure changes and granted the companies' requests to exclude under rule 14a-8(i)(3) as materially false and misleading.

Unlike the proposals in the Jones Apparel Group line of letters, the current Proposal is not seeking a thumbs-up or thumbs-down advisory vote from shareholders on the amount of compensation disclosed in the Summary Compensation Table for the Company's named executive officers. Further, the current Proposal is seeking more than just a vote on the "Compensation Committee Report" as in the proposals in the Sara Lee line of letters. However, the Staff's discussion in Sara Lee regarding the appropriateness of omitting the proposal due to its potential to materially mislead shareholders as to the matters on which they would be providing an advisory vote in the future is particularly apt with regard to the Proposal. Specifically, the following statements in the Proposal and Supporting Statement cause the Proposal to be fundamentally uncertain as to the nature of the advisory vote that it seeks:

- the Proposal states that it seeks an advisory vote of shareholders on both the Compensation Committee Report and "the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis;"

- the Supporting Statement states that such an advisory vote is "an effective way for shareholders to advise the company's board and management whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders;" and

- the Supporting Statement states that an advisory vote would "inform management and the board of shareholder views without involving shareholders in compensation decisions."

As evidenced by these statements, the Proposal seeks an advisory vote on "the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis" and the Supporting Statement makes clear that the Proposal seeks a single advisory vote ("we believe that a non-binding advisory vote..."). The Supporting Statement then creates significant uncertainty by stating that this single vote would advise the Board and the Company's management with regard to the following two fundamentally different matters:

- "whether the company's policies and decisions on compensation have been adequately explained"; and

- "whether the company's policies and decisions on compensation...are in the best interest of shareholders."

Given these opposite descriptions of the single advisory vote that is being sought by the Proposal, it is not possible for a shareholder in voting on the Proposal or for the Board in acting on the Proposal to determine what vote the Proposal is seeking. The language of the Proposal and Supporting Statement create a fundamental uncertainty as to whether the advisory vote would relate to the adequacy of the Company's CD&A disclosure or the substance of the Company's executive compensation policies and decisions.

In Prudential Financial, Inc. (Feb. 16, 2007), the Staff expressed the view that a proposal urging the board of directors to "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis and the shareholders be given a chance to ratify such agreements" may be omitted in reliance on rule 14a-8(i)(3). In its letter to the Staff, the company stated the following: "When read literally, the proposal seems to request the board seek shareholder approval of only those senior management incentive programs that tie compensation to earnings that are solely the result of management controlled programs. Alternatively, when read in conjunction with the supporting statement, the proposal seems [to] require that senior management incentive programs must be tied to earnings that are solely the result of management controlled programs and that shareholders should be given an opportunity to approve these programs." The company went on to express its view that each interpretation would require the company to take a different action and, therefore, the proposal was so vague and indefinite that neither the company nor the shareholders would be able to determine what actions were required.

As noted above, similar inconsistencies in the language of the Proposal exist here. Because the Proposal and Supporting Statement, when read together, provide differing interpretations of the advisory vote being sought by the Proposal, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal. As such, the Company believes that the Proposal is so inherently vague and indefinite as to permit exclusion of the Proposal in reliance on rule 14a-8(i)(3).

3. <u>The proposal is unclear as to the meaning of an advisory vote proposal that is "supported by Company management."</u>

The current Proposal is different from prior advisory vote proposals, due to its request for the Board to adopt a policy requiring future proxy statements for annual meetings to include a proposal that is "submitted by <u>and</u> <u>supported</u> <u>by</u> Company management" (emphasis added). Due to this language, even if the Staff is unable to concur with our view that the Proposal is fundamentally vague and indefinite with regard to who should take action (the Board or management) and with our position that the Proposal and the Supporting Statement are fundamentally vague and indefinite with regard to the nature of the advisory vote to be put to shareholders (a vote seeking approval of the disclosure in CD&A or a vote seeking approval of compensation policies and practices), we believe that the unique wording of this Proposal renders it vague and indefinite such that neither shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), will be able to determine with any reasonable certainty what action(s) this Proposal requires.

As we discuss above, the Proposal is fundamentally flawed in its requirement that the advisory vote proposal be "supported by Company management" because only the Board recommends a vote for or against a proposal in the Company's proxy materials. A determination that the Proposal is not vague and indefinite in that regard would result only from a reading of the Proposal as clearly calling for the Board to provide its "support" for the advisory vote proposal. Such a reading is counter to the clear language of the Proposal and presents significant uncertainty as to the manner in which it directs the Board to "support" the advisory vote proposal.

Assuming the Proposal calls for the Board to "support" the advisory vote proposal, a reasonable shareholder could understand the Proposal to mean that the advisory proposal would be "supported" in the proxy statement (*i.e.*, the Board would recommend that shareholders vote "for" or in favor of the proposal). Such a reading, however, is counter to the purpose of the Proposal, as expressed in the Supporting Statement, that shareholders make "an informed judgment about the appropriateness of the company's compensation program" and "advise the company's board and management" regarding "the company's policies and decisions on compensation." The Supporting Statement further indicates that the advisory vote would "inform management and the board of shareholder views." It is unclear how the "support" of the Board for the advisory vote proposal would encourage these objectives.

It also is possible that the term "support" is intended to imply that the Board would encourage shareholders to vote and provide their views. However, such a determination of the meaning of the term "support" would entail a reading of the Proposal that is not based on any language in the Proposal or the Supporting Statement. In Peoples Energy Corporation (Nov. 23, 2004), the Staff expressed its view that a proposal urging the board of directors to take the necessary steps to amend Peoples Energy's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect" may be omitted in reliance on rule14a-8(i)(3) because the term "reckless neglect" was central to the purpose and intent of the resolution, but had no common meaning and was undefined by the proposal or supporting statement.

The Proponent has differentiated the Proposal from prior advisory vote proposals through its inclusion of the concept of "support" for the future advisory vote resolutions. Clearly, therefore, this term is significant to the Proposal's intended effect. However, the meaning of that term, as discussed above, is uncertain. Accordingly, the Company believes that the fundamental uncertainty as to the meaning of the term "supported by" in the Proposal causes the Proposal to be so vague and indefinite as to permit exclusion in reliance on rule 14a-8(i)(3).

B. The Proposal maybe be omitted in reliance on rule 14a-8(i)(3) as contrary to rule 14a-9, because it is materially false and misleading.

The Proposal urges the board of directors to adopt a policy regarding advisory vote proposals to be submitted by and "supported by Company management" to ratify and approve the board Compensation Committee Report and the disclosure set forth the Company's CD&A. However, as referenced above, it is inconsistent with state law for shareholders to dictate to the Board or the Company's management what they collectively and/or individually will "support." The Board does not, at this time, believe that an advisory vote approach is the appropriate means for obtaining the views of shareholders regarding the Company's executive compensation practices. As such, if the Proposal is included in the Company's proxy materials, the Board will recommend a vote against the Proposal and will include a statement explaining the bases for that recommendation to shareholders. Moreover, although the proxy statement will not, as discussed above, include the views of Company "management" regarding the Proposal (or any proposals), the Board understands that management is of the same view as the Board with regard to the advisability of an advisory vote procedure as a means to obtain shareholder input regarding the Company's executive compensation practices.

The required inclusion of the Proposal in the Company's proxy materials would require the inclusion of the language in the Proposal that future advisory vote resolutions would be "support[ed]." The Proponent differentiates the Proposal itself from prior advisory vote proposals through its inclusion of this "support" language. Clearly, therefore, the element of "support" is fundamental to the Proposal's purpose and intent.

While it is fundamentally unclear as to whether this support would be from the Board or "management," it is the view of both the Board and management that such an advisory vote resolution would not and should not be "support[ed]." Since the Proposal's requirement that the advisory vote resolution be "supported by management" is material to the purpose and intent of the Proposal, shareholders would be voting on the Proposal based on the language in the Proposal that those future advisory vote resolutions would be "supported by management."

As neither the Board nor management believes it would be appropriate to "support" either the Proposal or an advisory vote resolution, the inclusion of the Proposal in the Company's proxy materials would require the inclusion in those materials of information that is materially false and misleading. Therefore, the Company believes that the required inclusion of the Proposal in its proxy materials would require it to include information in its proxy materials that is materially false and misleading and, as such, the Proposal may be omitted in reliance on rule 14a-8(i)(3).

III. Conclusion

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Company's proxy materials for the 2008 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact Robert Plesnarski or Rebekah Toton of O'Melveny & Myers LLP, counsel representing the Company, at 202-383-5107 or the undersigned at 310-914-1373. Please transmit your response by fax to the undersigned at 310-914-1014. The fax number for the Proponent is 212-916-6383.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Sincerely,

Roland T. Kelly
Assistant Secretary

Enclosures

cc: John Wilcox
Hye-Won Choi
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017

Robert Plesnarski
Rebekah Toton
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006

TIAA CREF
FINANCIAL SERVICES FOR THE GREATER GOOD®

John C. Wilcox
Senior Vice President,
Head of Corporate Governance
Tel: 212.916.5404
Fax: 212.916.6383

Hye-Won Choi
Vice President,
Associate General Counsel
Tel: 212.916.5647
Fax: 212.916.6383

November 15, 2007

Mr. Lloyd Feller
Corporate Secretary
Jefferies Group, Inc.
520 Madison Avenue, 12th Floor
New York, NY 10022

Dear Mr. Feller:

On Behalf of the College Retirement Equities Fund ("CREF"), we hereby submit the enclosed shareholder proposal (the "Proposal") for inclusion in Jefferies Group, Inc.'s (the "Company") proxy statement to be circulated to stockholders in connection with the Company's next annual meeting of stockholders. The Proposal asks the Company to offer its stockholders the opportunity at each annual stockholder meeting to cast a non-binding advisory vote on the Company's executive compensation policies set forth in the Board Compensation Committee Report and the Compensation Discussion and Analysis ("CD&A") sections of the proxy statement.

The Proposal is submitted pursuant to Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended, which relates to the submission of stockholder proposals. We are exercising this right by submitting this Proposal, noting the Company's December 10, 2007 filing deadline. If the Company is willing to engage in a dialogue with CREF regarding best practices with respect to its CD&A, we would be open to discussing withdrawal of the Proposal.

TIAA, CREF's companion company, voluntarily adopted an advisory vote on TIAA's executive compensation disclosure and policies in July 2007. While TIAA is not a public company and many of the rules that apply to public companies do not therefore apply to TIAA, it is our policy to try to adhere to the same standards that we espouse for portfolio companies. We have adopted a strong position in support of the advisory vote at US companies. TIAA therefore decided to adopt an advisory vote on its own compensation policy and disclosure. We believe that the advisory vote is a useful and appropriate mechanism to inform companies about shareholder views on their compensation programs.

We are mindful that compensation decisions should be made by boards of directors and it is not our intention to substitute our judgment on these important and sensitive decisions. However, we believe that compensation should drive value creation, and we hold directors accountable for explaining to shareholders through their CD&As the basis, goals and underlying rationale for their programs.

We have been reviewing the CD&As to determine whether boards have met the burden of convincing shareholders that their compensation program is appropriate for their particular circumstances and are consistent with their business strategy. We are evaluating the disclosure to determine whether the plan (i) is performance based, (ii) is tied to the company's business strategies, (iii) clearly articulates the metrics and performance targets and will incentivize executives to meet the challenges faced by the company and (iv) will result in creation of value for shareholders.

After conducting an extensive review of Jefferies Group's CD&A, we have found several areas of concern. While the metrics and weighting used in performance evaluation have been disclosed, the target levels have not, preventing us from determining how difficult it is for executives to attain them. Additionally, we were not able to determine if the long-term compensation plan is linked to the long-term performance goals of the company. These are a few of the issues we look forward to discussing with you.

CREF is the beneficial owner of approximately 569,056 shares of the Company's common stock that have been held continuously for more than a year prior to the date of this submission. CREF and its affiliated mutual funds are long-term holders of the Company's common stock. CREF intends to hold at least $2,000 in market value of the Company's common stock through the date of the Company's next annual meeting of stockholders. The record holder of the stock will provide appropriate verification of CREF's beneficial ownership by separate letter. The undersigned or a designated representative will present the Proposal for consideration at the Company's annual meeting of stockholders.

If you have any questions or wish to arrange a meeting to discuss our concerns, please contact John Wilcox at (212) 916-5404 or Hye-Won Choi at (212) 916-5647. Copies of correspondence, including any request for "no-action" relief submitted to the Staff of the Securities and Exchange Commission, should likewise be directed to our attention at 730 Third Avenue, New York, NY 10017.

Sincerely,

RESOLVED, that the shareholders of Jefferies Group, Inc. (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Supporting Statement

The recent amendments to the Securities and Exchange Commission's rules governing the disclosure of executive compensation are intended to provide shareholders with clearer and more complete information about the Company's compensation policies, goals, metrics, rationale and cost. The new rules should enable shareholders to make an informed judgment about the appropriateness of the company's compensation program. We believe that a non-binding, advisory vote is an effective way for shareholders to advise the company's board and management whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders.

An advisory vote would inform management and the board of shareholder views without involving shareholders in compensation decisions. We believe that the results of an advisory vote would encourage independent thinking by the board, stimulate healthy debate within the Company and promote substantive dialogue about compensation practices between the Company and its investors.

We urge you to vote "FOR" this proposal.

STATE STREET.

Jorge Flores
Vice President

Institutional Investor Services
Two World Financial Centre
225 Liberty Street
24th Floor
New York, NY 10281

Telephone: 917-790-4133
Facsimile: 917-790-4290
jflores@statestreet.com

8th November 2007

Mr. Peter Reali
Senior Corporate Government Analyst
TIAA-CREF
730 Third Avenue
New York, NY 10017

Dear Peter:

State Street is the custodian and record owner of stock owned beneficially by the College Retirement Equities Fund (CREF).

As of 1st November 2007, State Street had custody of 569,056 shares of Jefferies Group, Cusip # 472319102 owned by TIAA-CREF. TIAA CREF has continuously owned this issuer for more than a one-year period ending November 2007.

Sincerely,

Jorge Flores

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Jefferies Group, Inc.
Incoming letter dated January 22, 2008

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

There appears to be some basis for your view that Jefferies Group may exclude the proposal under rule 14a-8(i)(3), as materially false and misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Jefferies Group omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END